PROGEN
                                                              INDUSTRIES LIMITED


     RESULTS OF PI-88 PHASE II CLINICAL TRIAL IN MELANOMA PRESENTED AT ASCO

BRISBANE,  AUSTRALIA  TUESDAY MAY 17, 2005, Progen Industries Limited (ASX: PGL,
NASDAQ: PGLAF) today announced results from a Phase II melanoma pilot clinical trial.

Key outcomes of the trial are as follows:

- Treatment with the Company's PI-88 cancer therapy delivered as a single agent was associated with an acceptable safety profile and signs of benefit in some patients with advanced melanoma.
- 44 patients were enrolled in the Phase II trial, with 37 being evaluable for efficacy.
- One patient had a partial response and another 10 patients had stable disease (3 with long term clinical benefit) as determined by industry recognized RECIST criteria.
-    The media n survival rate of the patients on this trial was 9.0 months.

Survival seen in this study is comparable to that seen in clinical trials of other melanoma therapies. It is difficult to compare data from different trials because of varied patient populations, however a pivotal Phase III randomized trial resulting in the registration of the drug temozolomide in Australia, in which 305 patients were treated with dacarbazine (DTIC) or temozolomide, showed a median survival of 6.4 and 7.7 months respectively.(1)

The data seen in this Phase II study, in which a substantial number of patients had clinical benefit for prolonged periods, has resulted in the PI-88 melanoma program progressing to a larger randomised Phase II melanoma trial, which will investigate PI-88 as first line treatment in combination with chemotherapy agent DTIC, compared with DTIC alone.

This trial forms part of the Company's Phase II program in which PI-88 is being investigated in lung cancer (non small cell) in combination with Taxotere(R) (docetaxel), multiple myeloma, liver cancer (hepatocellular carcinoma) adjuvant therapy - post-surgery and melanoma.

Progen Managing Director Lewis Lee commented. "The data from this PI-88 Phase II trial are encouraging. These have provided the Company and the investigators sufficient evidence and justification to enter a combination trial of PI-88 and DTIC and continue our partnering initiatives for PI-88."

PI-88 Clinical investigator Dr Damien Thomson said " These new data provide further support for the investigation of PI-88 and provides us additional confidence to examine the potential benefit of PI-88 as 'first line' treatment of metastatic melanoma in combination with chemotherapy agent dacarbazine
(DTIC), where we hope the drug will provide additio nal benefit to patients."

Dr Brian Creese, Ph.D., Progen's Head of Clinical Development, added "All of these early but encouraging data that have emerged from this trial are consistent with what we might expect from PI-88's mechanism. As we continue to advance the development of PI-88, we are pleased by the evidence of patient benefit, along with the safety profile of the drug. The aim of the PI-88

---------------------
1 Middleton MR et al. Randomized Phase III Study of Temozolomide Versus Dacarbazine in the Treatment of Patients with Advanced Metastatic Melanoma. Journal of Clinical Oncology. Vol 18(1). Jan 2000. pp.158-166 clinical development program is to provide a new treatment option for physicians and patients in several severe cancer types".

The company yesterday announced the Underwriting of the exercise of the current May 2005 listed Options, effectively increasing cash reserves by approximately A$8.93 million. These additional funds will be allocated to fund near and medium term clinical development programs for PI-88 and PI-166, as well as the Company's ongoing Drug Design and in-licensing initiatives.

In accordance with the ASX reporting guidelines a detailed Clinical Trial Data Summary is included at the end of this announcement and is posted on our website: www.progen.com.au

ABOUT PI-88: PI-88 is one of a new class of multi-targeted cancer therapeutics inhibiting both angiogenesis or tumor promoting factors such as vascular endothelial growth factor, fibroblast growth factors 1 and 2, and heparanase (an enzyme implicated in metastasis (tumor spread)). PI-88 is currently being studied in Phase II clinical trials in the U. S. and Australia under an active company-sponsored Investigational New Drug application (IND), with the United States Food and Drug Administration (FDA).

ABOUT PROGEN: Progen Industries Limited is an Australian based globally focused biotechnology company committed to the discovery, development and commercialisation of small molecule pharmaceuticals for the treatment of cancer and other serious diseases.

Progen's three key areas of focus are:
- CLINICAL DEVELOPMENT - via a focused clinical trial programme involving its two compounds PI-88 and PI-166.
- DRUG DISCOVERY - projects focusing on the development of potent, selective inhibitors of carbohydrate-protein interactions, which are implicated in many disease processes.
- COMMERCIAL SERVICES - manufacturing of biopharmaceutical products to global standards.

KEYWORDS - Progen, cancer, melanoma, drug discovery, PI-88, angiogenesis, heparanase,

WEB LINKS TO SELECTED RECENT NEWS AND OTHER INFORMATION ABOUT PROGEN:
Underwriting Agreement Signed                   www.progen.com.au/?page=nepress2005.html
                                                ----------------------------------------
Open Briefing: MD on strategy                   www.progen.com.au/?page=nepress2005.html
                                                ----------------------------------------
Half Year Financial Release                     www.progen.com.au/?page=nepress2005.html
                                                ----------------------------------------
Scientific Advisory Board for Discovery         www.progen.com.au/?page=nepress2005.html
                                                ----------------------------------------
AGM Managing Director's Address                 www.progen.com.au/?page=nepress2004.html
                                                ----------------------------------------
PI-88 Receives Orphan Drug Designation          www.progen.com.au/?page=nepress2004.html
                                                ----------------------------------------
PI-88 mode of action                            www.progen.com.au/?page=repi-88.html
                                                ------------------------------------
Progen's drug development pipeline              www.progen.com.au/?page=pihome.html
                                                -----------------------------------
Progen Industries Ltd                           www.progen.com.au
                                                -----------------

CONTACTS:

PROGEN INFORMATION:
Sarah Meibusch                                 Lewis Lee
Business Development Manager                   Managing Director
Progen Industries Limited                      Progen Industries Limited
Sarah.Meibusch@progen.com.au                   Lewis.Lee@progen.com.au
----------------------------                   -----------------------
Ph: 61 7 3273 9100                             Ph: 61 7 3273 9100

--------------------------------------------------------------------------------

This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PI-166 and other drugs, future capitals needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company's filings with the Australian Stock Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.

CLINICAL TRIAL DATA SUMMARY
--------------------------------------------------------------------------------

2005 ASCO POSTER PRESENTATION: PHASE II TRIAL OF PI-88, A NOVEL ANTIANGIOGENIC AND ANTIMETASTATIC HEPARANASE INHIBITOR, IN PATIENTS WITH ADVANCED MELANOMA

D. Thomson, R. Gonzalez, M Millward, T Price, A Haydon, W Robinson, A Powell, K Roberts, B Creese

Princess  Alexandra  Hospital,  QLD,  Australia;  University  of Colorado Health
Sciences Center, Denver, CO; Sir Charles Gairdner Hospital, Perth, WA, Australia; The Queen Elizabeth Hospital, Adelaide, SA, Australia; The Alfred Hospital, Melbourne, VIC, Australia; Progen Industries Limited, Brisbane, QLD, Australia

ABSTRACT
BACKGROUND: PI-88 is a novel anti-angiogenic drug, which acts by inhibiting heparanase and binding to pro-angiogenic growth factors. This pilot study was designed to evaluate the safety and efficacy of PI-88 in patients (pts) with advanced melanoma where other effective therapy is not available or has failed.
METHODS: PI-88 250 mg/day was administered by subcutaneous injection on four consecutive days per week in a 28-day cycle. Tumour lesions were measured after every second cycle. RESULTS: Forty-four pts were enrolled with the following demographics: M:F ratio = 30:14; median age = 59 (range 29-79); ECOG 0:1:2 ratio = 29:13:2. The number of prior chemotherapy/biochemotherapy treatments 0:1:2+ was 18:21:5. 11 pts had prior immunotherapy (vaccine or interferon). 37 pts were evaluable for efficacy. Only 5 pts experienced Gr 3/4 toxicities; these were brain hemorrhage in one pt in cycle 1 (associated with cerebral metastasis), thrombocytopenia (TCP) in 2 pts in cycle 1, arterial thrombosis (AT) in one pt in cycle 2, and ALT elevation in one pt in cycle 2. AT and one case of TCP were associated with development of antibodies that cross-reacted with heparin-platelet factor 4. Evaluation of efficacy based on external response review was as follows: 11 patients (30%) had stable disease after two cycles (8 weeks), and one PR was observed after 4 cycles (confirmed after 5 cycles). 3 pts showed long-term clinical benefit (PR or SD after 6 cycles). Disease sites in pt with PR were periurethral and inguinal node. One pt is still on study with SD (cycle 17). CONCLUSIONS: PI-88 was well tolerated in patients with advanced melanoma. Efficacy data indicate that the drug is worthy of further investigation.

BACKGROUND
PI-88 (sulfonated monophosphorylated mannose oligosaccharide) is being developed by Progen Industries Limited for the treatment of melanoma and other solid tumors including NSCLC, and post-resection hepatoma. It acts by inhibiting heparanase, thereby preventing breakdown of the extracellular matrix, inhibiting tumor cell invasiveness and metastasis, and preventing the release of angiogenic growth factors such as vascular endothelial growth factor and fibroblast growth factors. PI-88 also causes direct inhibition of angiogenesis by binding to angiogenic growth factors.

STUDY DESIGN AND OBJECTIVE
Open-label, single-arm study designed to evaluate progression-free survival and time to progression in patients with advanced melanoma.

INCLUSION CRITERIA                            EXCLUSION CRITERIA
|  Advanced melanoma                          |  Symptomatic CNS metastases
|  Other treatment not available or failed    |  Bleeding disorders/tendency
|  Measurable disease                         |  History of immune-mediated
|  ECOG 0-2                                   |  thrombocytopenia
|  Creatinine Clearance >60ml/min             |  Positive for anti-heparin antibodies (AHA)

PATIENT NUMBERS AND DEMOGRAPHICS              PREVIOUS TREATMENTS
Total number of patients 44                   Prior chemotherapy/biochemotherapy:
                                              -----------------------------------
Evaluable for efficacy 37                     None                                 18 pts
Males : Females 30 : 14                       One                                  21 pts
Age range, yrs (median) 29-79 (59)            Two or more                           5 pts
ECOG 0:1:2 29:13:2

                                              Prior immunotherapy:
                                              --------------------
                                              IFN                                  10 pts
                                              Vaccine                               3 pts
                                              IL2/GMCSF                              1 pt

SAFETY
Five patients were withdrawn from the study with serious (grade 3/4) toxicities:
|  Haemorrhage of CNS metastases (cycle 1, day 9)
|  Arterial thrombosis in cycle 2 (AHA positive)
|  Thrombocytopenia Gr 3 in cycle 1 (AHA positive)
|  Thrombocytopenia Gr 4 in cycle 1 (AHA negative)
|  Gr 3 elevation of ALT in cycle 2

In addition, two patients were withdrawn because of non-serious adverse events:
|  Thrombocytopenia Gr 2 in cycle 1 (AHA positive)
|  CNS bleed in cycle 2

Other Grade 1/2                  Incidence   Other Grade 1/2           Incidence
Adverse Events *                    (%)      Adverse Events*              (%)
------------------------------  -----------  ------------------------  ---------
Injection site bruising (mild)      45       Dizziness/light               9
Transient injection site            43         headedness
   stinging/burning (mild)                   Cramps                        9
Fatigue/weakness                    32       Taste disturbance             9
Nausea                              23          (metallic taste)
Fever/hot flushes                   16       Insomnia                      7
Headaches                           11       Constipation                  7
Alopecia                            11       Epistaxis                     7
Thrombocytopenia                     2       Elevated hematocrit           2

* Possible, probably or certainly related


EFFICACY
|  One patient had PR, and 11 patients had SD (see Efficacy Summary Table)
|  Median time to progression was 7.4 weeks (Figure 1)
| Three patients (8%) derived long-term clinical benefit from PI-88 treatment | Median overall survival was 9.0 months (Figure 2)

EFFICACY SUMMARY TABLE (after External Response Review)

                     Cycle           Cycle           Cycle            Overall
                      1/2             3/4             5/6          Best Response
PR                     0               1(1)            1              1(3%)
SD                    11(2)            6(3)            2             10(27%)
PD                    26               2               3             26(70%)
Not evaluable          -               -               -               7(4)

1  Confirmed in C5
2  Including 2 pts withdrawn at end of C2 with Investigator assessment of PD
3  Including one patient withdrawn at end of C3 with Investigator assessment of PD
4  Six with PI-88-associated toxicty, one withdrawn consent.

                               [GRAPHIC OMITED]


                               [GRAPHIC OMITED]

CONCLUSIONS
PI-88 was well tolerated in patients with advanced melanoma. Preliminary efficacy data indicate that the drug is worthy of further investigation, and a study combining PI-88 with dacarbazine has recently commenced.

REFERENCES
Parish  CR,  et  al. (1999). Cancer Research 59: 3433-41
Holden, S et al. (2002) 14th EORTC-NCI-AACR Symposium on Molecular Targets and Cancer Therapeutics, Frankfurt, November 19-22, 2002

ACKNOWLEDGEMENTS
Steven Ivanhoe, Euan Walpole, Mary Cook, Kerry Massman, Diana Morales, Karl Lewis, Judy Innes-Rowe, Michael Byrne, Sue Yeend, Sara Moldovan, Sarah Bullen, Nikki Cross, Paul Mitchell, Stephen Esler, Ayman Elzarka, Michael Kangas, Kathy Mackenzie, Datapharm Australia.

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